July 10, 2025

Adam Ferrari
Chief Executive Officer
Phoenix Energy One, LLC
18575 Jamboree Road
Suite 830
Irvine, California 92612

       Re: Phoenix Energy One, LLC
           Offering Statement on Form 1-A
           Filed June 26, 2025
           File No. 024-12634
Dear Adam Ferrari:

       We have reviewed your offering statement and have the following comments.

       Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to this letter, we may have additional comments.

Offering Statement on Form 1-A
Cover page

1. We note you disclose on the cover page of the offering circular that the "original issuance date" will "occur at the closing of this offering" and that you "intend to complete one closing for this offering." We further note you repeat your intention to
       "complete one closing" in the Plan of Distribution section. However, the Use of
       Proceeds section states that you will receive proceeds "from this offering in varying amounts from time to time as Preferred Shares are sold." Moreover, the escrow agreement filed as exhibit 8.1 refers to a different number of offered shares of
       Preferred Stock and states that you intend to have "multiple closings." Please explain and reconcile these discrepancies.
2. Please revise to clarify when the closing of the offering will occur and how you will inform investors of the closing.
3. Please confirm you will disclose the initial pro-rated distribution once known, and explain how you will determine such amount prior to the original issuance date.
 July 10, 2025
Page 2

4. Please revise to clarify whether you will become a manager-managed limited liability company following qualification of the offering or closing of the offering. We note you disclose that following this offering, you will be a manager-managed limited liability company.
Use of Proceeds, page 67

5. Please expand to disclose the expected use of proceeds assuming 25%, 50%, 75%, and
       100% of the Preferred Shares being offered are sold.
Right to Reject Subscriptions, page 203

6. Please provide further details as to the timing for rejecting subscriptions, including how soon after receipt of a subscription you will accept or reject such subscription.
Provisions of Note in our Subscription Agreement, page 204

7. We note you disclose that the subscription agreement includes a forum selection provision that requires claims to be brought in state or federal court of competent jurisdiction in the State of California. However, we are unable to locate such provision in the subscription agreements filed as exhibits 4.1 and 4.2. Please advise or revise.
        We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. We also remind you that, following qualification of your Form 1-A,
Rule 257 of Regulation A requires you to file periodic and current reports, including a Form
1-K which will be due within 120 calendar days after the end of the fiscal year covered by the report.

       Please contact Timothy Levenberg at 202-551-3707 or Karina Dorin at 202-551-3763
with any questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of Energy &
Transportation
cc:   Ross McAloon, Esq., of Latham & Watkins LLP